Exhibit 99.1

Golden Star Provides Update on COVID-19 Management Controls

TORONTO, March 30, 2020 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") updates on its response to the COVID-19 pandemic further to the announcement on March 16, 2020 in respect of the implementation of management controls.

As previously communicated, Golden Star has taken a proactive response to the threat posed by the COVID-19 virus and quickly implemented a range of procedures to support our primary objective of protecting the health and wellbeing of our employees and our host communities.  As of March 29, 2020, there are no known cases of COVID-19 amongst our workforce in Ghana, the UK or Canada, or in our Ghanaian host communities.

In recognition of the rising potential threat of imported cases, Golden Star proactively stopped all international inbound travel to Ghana from March 12, 2020.  The Government of Ghana subsequently closed its international borders with the exception of returning citizens and residents.  Since March 12, 2020, the Company has mandated returning employees, who are citizens or residents, to undertake a 14 day period of self-quarantining.

UPDATE ON COVID-19 IN GHANA

On the evening of Friday March 27, 2020, President Akufo-Addo announced the implementation of additional measures to stem the spread of the virus.  These measures include:

  Restriction of movement in the Greater Accra and Ashanti regions for a period of two weeks, effective from Monday March 30, 2020
  Restriction of inter-city movement of vehicles and aircrafts, with exemptions for essential services and cargo
  Certain industries and individuals are exempt from these measures, including mining activities

Golden Star would like to thank the Government of Ghana for enabling a continuation of mining operations at this time.  This provides the Company with the flexibility to enable movement of personnel and cargo so that the Wassa and Prestea gold mines are able to continue operations. The Company's guidance for 2020 therefore remains unchanged.  The Company is working with other companies and industry bodies in support of the Government of Ghana's response to the COVID-19 pandemic. As part of this effort and through the Chamber of Mines, we and our peers in the country have offered to contribute in helping to scale up the designated testing laboratories for COVID-19.

As part of Golden Star's leadership and management of the COVID-19 response, the Wassa and Prestea operations have now ceased non-essential travel to and from the affected regions.  Whilst these controls present their own challenges for our people, the Company recognizes the strong support and understanding they have received from the workforce and their leadership in caring for others.

GOLD SALES

President Akufo-Addo announced in his third address to the Ghanaian people on March 21, 2020 that the country would close all its land, sea and air borders to human traffic for a period of two weeks from midnight on March 22, 2020.  Goods, supplies and cargo are exempt from these restrictions.

The border restrictions have reduced the number of commercial flights to and from Ghana.  As a result, the Company has worked with its refining partner to implement alternative arrangements for the transportation of gold doré to the refining facilities in South Africa.  The refinery has obtained consent from the Government of South Africa to continue operations during the national three-week shutdown in South Africa. We retain these arrangements under review and have assessed alternative options should the situation in South Africa change.

SUPPLY CHAIN

Further to the details on the critical consumable supply chains and constraints in access to specialists and consultants that were reported in the previous release on March 16, 2020, the Company provides the following update:

  Supply chains for the key consumables, including cyanide, lime, grinding media, fuel and lubricants, remain intact;
  Alternative suppliers have been identified for essential Accra and Kumasi based supply chains; and
  Additional essential medical and pharmaceutical supplies and facilities have been secured for delivery in the near future.

As the COVID-19 pandemic evolves, we continue to manage the supply chain risk closely and remain in regular contact with our key suppliers.

Notwithstanding the different obstacles currently facing the business, both our operations continue to function with minimal impact at this point in time. Furthermore, we have carried out detailed business continuity planning based on a range of scenarios which could materialize as the situation evolves.

GOLDEN STAR'S COVID-19 MANAGEMENT CONTROLS

Further to the details on the implementation of COVID-19 management controls that were reported in the previous release on March 16, 2020, the Company provides a summary of the principal measures that have been taken as a reminder of the comprehensive response:

Management planning and preparedness

  Epidemic and Pandemic Management Plans were developed and implemented prior to the World Health Organization's ("WHO") declaration of a Public Health Emergency of International Concern ("PHEIC")
  Daily situation is being continually monitored and assessed with the support of International SOS ("ISOS")

Education and sensitization

  Widespread education to the workforce and host communities
  Open communication with Government of Ghana and union leadership

Access, screening and travel restrictions

  Site access control and thermal screening protocols have been effective in preventing access to our mines by people from known outbreak areas
  Proactively stopped international travel for employees ahead of Government travel restrictions
  Proactively required returning Ghanaian citizens and residents to undertake mandatory self-quarantine prior to this being implemented as a Government initiative

Hygiene and sanitation

  Enhanced facilities for hand washing and sanitation that were originally implemented for the 2014 and 2018 Ebola outbreaks have been maintained
  Compulsory hand sanitizing stations at entry points, on Company buses and at clinics
  Support to the local communities through the provision of water tanks for hand washing
  Practicing social distancing through the cessation of all non-essential meetings, gatherings and training and as well as the provision of additional meal-time eating areas and rosters to allow for greater social distancing during meals and breaks

Medical preparedness

  Site isolation holding facilities established for management of suspected cases
  Implementation of guidelines for self-quarantine and isolation

Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea underground mines in Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from its two underground mines.  Gold production guidance for 2020 is 195,000-210,000 ounces at a cash operating cost per ounce1 of $790-$850. Since winning the PDAC 2018 Environmental and Social Responsibility Award, Golden Star has remained committed to leaving a positive and sustainable legacy in its areas of operation.

Note
1	See Non-GAAP Financial Measures disclaimer.
2	All monetary amounts refer to United States dollars unless otherwise indicated.

Statements Regarding Forward-Looking Information

Some statements contained in this news release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward looking information" within the meaning of Canadian securities laws and include but are not limited to, statements and information regarding gold production of 195,000 to 210,000 ounces and a cash operating cost of $790-$850 per ounce in 2020. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Investors are cautioned that forward-looking statements and information are inherently uncertain and involve risks, assumptions and uncertainties that could cause actual facts to differ materially. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions, including financial and other risks resulting from the impact of the COVID-19 global pandemic; volatility of the Golden Star's stock price; foreign exchange rate fluctuations; risks related to streaming agreements and joint venture operations; future production; project development; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves or Mineral Resources, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining permitting, governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in Management's Discussion and Analysis of financial conditions and results of operations for the year ended December 31, 2019 and in our annual information form for the year ended December 31, 2019 as filed on SEDAR at www.sedar.com. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake any estimate at any particular time or in response to any particular event.

Non-GAAP Financial Measures

In this news release, we use the terms "cash operating cost", "cash operating cost per ounce".

"Cash operating cost" for a period is equal to "cost of sales excluding depreciation and amortization" for the period less royalties, the cash component of metals inventory net realizable value adjustments, materials and supplies write-off and severance charges and "cash operating cost per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period.

"Cost of sales excluding depreciation and amortization" includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, severance charges and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.

We use "cash operating cost per ounce" as a key operating metric. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital or non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies but may not be comparable to similarly titled measures in every instance.

For additional information regarding the Non-GAAP financial measures used by the Company, please refer to the heading "Non-GAAP Financial Measures" in the Company's Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2019, which are available at www.sedar.com

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SOURCE Golden Star Resources Ltd.

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%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Michael Stoner, Investor Relations and Business Development, +44 (0) 208 167 7000, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:30e 30-MAR-20